

February 25, 2015

Stephen M. Merkel, Esq.
General Counsel
BGC Partners, Inc.
499 Park Avenue
New York, New York 10022

> **Re:**   **GFI Group Inc.**
> **Amendment No. 18 to Schedule TO-T filed by BGC Partners, L.P. and**
> **BGC Partners, Inc.**
> **Filed February 24, 2015**
> **File No. 005-80318**

Dear Mr. Merkel:

We have reviewed your amended filing and response letter have the following comment.

<u>Directors, page 28</u>

1.   Regarding the response to prior comment 1, we note that Section 14(f) and Rule 14f-1 each require that specified information be filed with the Commission <u>and</u> transmitted to holders of record. Please provide a further analysis supporting the position that a filing alone is sufficient, or confirm that the BGC designees to the GFI board of directors will not take office until 10 days following such transmission.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
David K. Lam, Esq.
Wachtell, Lipton, Rosen & Katz